09040318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WesBanco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 West Main Street
(No. and Street)

St Clairsville (City) OH (State) 43950 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rita A Herndon 304 231 1201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VL

OATH OR AFFIRMATION

I, Rita A Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wesbanco Securities Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

[signature]

Signature

Vice President

Title

[signature]

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SAMANTHA A. McGEE
WesBanco Bank Inc.
1 Bank Plaza
Wheeling, West Virginia 26003
My Commission Expires May 26, 201?

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Schedules

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)
Year Ended December 31, 2008
With Report and Supplementary Report of Independent Registered Public Accounting Firm

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Audited Financial Statements and Schedules

Year Ended December 31, 2008

Contents

Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Tel: 412 644 7800
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (the Company, a wholly owned subsidiary of WesBanco, Inc.) as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WesBanco Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 27, 2009

0902-1032477

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 991,766
Commission receivables	184,045
Prepaid expenses	38,928
Fixed assets (net of accumulated depreciation of $22,402)	25,222
Other assets	149,753
Total assets	$ 1,389,714
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 487,620
Other liabilities	93,114
Total liabilities	580,734
Shareholder's equity:	
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares	100
Additional paid-in capital	675,533
Retained earnings	133,347
Total shareholder's equity	808,980
Total liabilities and shareholder's equity	$ 1,389,714

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Operations

Year Ended December 31, 2008

Revenues	
Commissions	$ 2,703,104
Interest	8,835
Other	3,718
	2,715,657
Expenses	
Employee compensation and benefits	1,726,113
Clearing fees	110,983
Professional fees and expenses	116,339
Communication	8,780
Other operating expenses	372,288
	2,334,503
Income before income taxes	381,154
Income tax expense	157,364
Net income	$ 223,790

See accompanying notes.

0902-1032477

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Capital
Balance at December 31, 2007	$ 100	$ 675,533	$ 159,557	$ 835,190
Dividend Upstreamed to Parent	–	–	(250,000)	(250,000)
Net income	–	–	223,790	223,790
Balance at December 31, 2008	$ 100	$ 675,533	$ 133,347	$ 808,980

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net income	$ 223,790
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	3,873
(Increase) decrease in operating assets:	
Receivables from brokers, dealers, and others	(64,266)
Prepaid expenses	(19,917)
Other assets	(149,753)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	200,177
Deferred taxes	1,173
Net cash provided by operating activities	195,077
Investing activities	
Purchase of fixed assets – net	(6,816)
Net cash provided by investing activities	(6,816)
Financing activities	
Dividends upstreamed to Parent Company	(250,000)
Net cash provided by financing activities	(250,000)
Cash and cash equivalents at beginning of year	1,053,505
Cash and cash equivalents at end of year	$ 991,766

See accompanying notes.

During the year ended December 31, 2008, the Company made no income tax payments to WesBanco Inc.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Notes to Financial Statements

December 31, 2008

1. Organization

WesBanco Securities, Inc. (the Company) is a wholly owned subsidiary of WesBanco, Inc. (Parent). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Investors Protection Association (SIPC). In 1998 WesBanco, Inc. acquired a full service broker/dealer from Commercial BancShares, Inc. and became WesBanco Securities, Inc. in 1999. WesBanco Bank had established Mountaineer Securities Company, a discount brokerage division in 1982 which merged into WesBanco Securities Inc. in 1999. Oak Hill Financial Securities, Inc. was merged into the Company as part of the acquisition of Oak Hill Financial, Inc. by WesBanco, Inc. in November 2007.

The Company offers financial planning, wealth management, IRA and 401k rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

2. Significant Accounting Policies (continued)

Securities Transactions

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All transactions are cleared through another broker-dealer on a fully disclosed basis. Related revenues and expenses are recorded on a trade-date basis.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by WesBanco, Inc. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from the parent.

Depreciation

For financial reporting purposes, equipment is depreciated principally using the straight-line method over the estimated useful lives of the assets. Accelerated methods are used for federal income tax purposes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $426,370, which was $176,370 in excess of its required net capital of $250,000.

4. Income Taxes

The components of income tax expense for the year ended December 31, 2008 are as follows:

	Current	Deferred	Total
Federal	$ 122,586	$ 936	$ 123,522
State	33,608	234	33,842
Total	$ 156,194	$ 1,170	$ 157,364

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	35.00%
State income taxes	5.77
Other	.52
Effective tax rate	41.29%

The Company has recorded a net deferred tax liability of $5,833 resulting from the timing of depreciation for fixed assets.

5. Related-Party Transactions

Related-party transactions consisted of cash held at an affiliate bank and taxes payable to Parent. At December 31, 2008, the Company had cash on hand with affiliates of $249,056 and a payable to WesBanco, Inc. for income taxes of $350,287.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of WesBanco, Inc. and its subsidiaries and have had transactions with the subsidiaries in the ordinary course of business.

The Company's employees participate in the pension plan sponsored by WesBanco, Inc. Related expenses are not allocated to the Company and are not included in the statement of operations.

6. Financial Guarantee

The Company applies the provisions of the Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker, Mesirow Financial, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2008, there were no amounts identified related to such agreement. The clearing agent holds marketable securities as collateral to support customer borrowing arrangements. At December 31, 2008, the market value of the collateral held for these borrowing arrangements was at least 140% of the amount borrowed.

The Company also maintains a clearing deposit with Mesirow Financial which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2008, the cash held with Mesirow Financial was a nonrestricted amount of $692,710 and a restricted amount of $50,000 for a total of $742,710.

Schedules

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

Computation of net capital:	
Total shareholder's equity	$ 808,980
Deductions and/or charges:	
Nonallowable assets:	
Cash	55,632
Prepaid expenses	38,928
Fixed assets (net of accumulated depreciation of $22,402)	25,222
Trades with settlement of over 30 days	113,075
Other assets	149,753
Total deductions and/or charges	382,610
Net capital	$ 426,370
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	580,734
Total aggregate indebtedness	$ 580,734
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	176,370
Ratio: Aggregate indebtedness to net capital	1.36 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008):

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 423,754
Adjustment to record salary and income tax expense	2,616
Net capital per above	$ 426,370

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Tel: 412 644 7800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
WesBanco Securities, Inc.

In planning and performing our audit of the financial statements of WesBanco Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2009

0902-1032477

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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